

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 24, 2017

Via E-mail
Choi Lin Hung
President
Jerash Holdings (US), Inc.
Al-Tajamouat Industrial Estate
Sahab – P.O. Box 22
Amman, 11636, Jordan

Re: **Jerash Holdings (US), Inc.**
Registration Statement on Form S-1
Filed June 27, 2017
File No. 333-216651

Dear Mr. Choi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 8

2.   We note your statement in the third risk factor on page 8 that you have no long term contracts with VF Corporation. Please clarify your contractual relationship with VF Corporation. To the extent you have any agreements with VF Corp. upon which you are

substantially dependent, please file them as exhibits as required by Item 601(b)(10) of Regulation S-K.

If we violate applicable anti-corruption laws…, page 14

3.   Please clarify the nature of the challenges referenced in the second sentence of this risk factor.

4.   Please revise the risk factor on page 15 discussing the reduced disclosure requirements applicable to emerging growth companies to clarify that the election to opt out of the extended transition period for complying with the revised accounting standards is irrevocable.

Dilution, page 16

5.   We note that this offering is a selling shareholder offering. Please advise as to why you are including a dilution table for this offering.

Selling Stockholders, page 18

6.   Please discuss the material relationship between Merlotte and the registrant as required by Item 506 of Regulation S-K.

Business, page 31

Overview, page 32

7.   Please disclose your total number of employees and number of full time employees, as required by Item 101(h)(xii) of Regulation S-K.

8.   Please describe your material supply arrangements.

Customers, page 32

9.   Please clarify the nature of the transition from Ford Glory to VF Corporation. For example, it is unclear whether you will be entering into agreements directly with VF Corporation or simply having Ford Glory assign its rights and obligations to you. Clarify whether you were a party to the July 13, 2016 Sale and Purchase Agreement and if not, how the rights of Ford Glory were assigned to you. Also, clarify what you mean by the transition period.

10.   Describe the material terms of your agreements with Ford Glory.

Executive Compensation, page 36

11. Please provide the summary compensation table, as required by Item 402(n) of Regulation S-K.

12. Please add narrative disclosure regarding the compensation arrangements with your named executive officers. For example, discuss any compensation arrangements or agreements as a result of becoming a public company. Please also, disclose the compensation arrangements or agreements with Mr. Shaw.

Certain Relationships and Related Transactions, page 37

13. Please revise the disclosure in this section to clearly state the dollar amount involved in each transaction. See item 404(a)(iii) of Regulation S-K.

14. Please update the disclosure throughout this section including your working capital advances.

15. Please describe the consulting services provided by Eric Tang.

Item 15. Recent Sales of Unregistered Securities, page II-2

16. Please disclose the facts supporting your reliance upon the exemption for each transaction. See Item 701(d) of Regulation S-K.

Exhibits

17. Please file your related party agreements as exhibits including those with and relating to Ford Glory International Limited. We note your statements that you "depend on Ford Glory… for substantially all our sales." Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. Also, file your agreements with Value Plus, Victory Apparel, Eric Tang and Choi Lin Hung, or advise.

18. Please file the executed Exhibits 10.1, 10.2.

Financial Statements

Note 7 – Segment Reporting, page F-25

19. We note your disclosure that "management, including the chief operating decision maker, reviews operation results by the revenue of different products." Please expand your disclosure to identify the types of products and services from which you derive your revenues and report the total revenues from external customers for each product and service or each group of similar products and services in accordance with ASC 280-10-50-21 and ASC 280-10-50-40.

Undertakings, page II-3

20.   Please provide the undertakings required by Item 512(a)(5)(ii) and 512(i) of Regulation S-K.

Signatures

21.   Please revise your signatures to clarify who is signing as controller or principal accounting officer. Also, you state that Choi Lin Hung is signing the registration statement as principal financial officer yet you identify Robert Shaw as the Chief Financial Officer on page 36. Please clarify. Refer to Instruction 1 to the signature section on Form S-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Raj Rajan, Staff Accountant, at 202 551-3388 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: Alexander R. McClean, Esq.
        Harter Secrest & Emery LLP